Exhibit 5.1

Hogan Lovells US LLP Park Place II 7930 Jones Branch Drive, Ninth Floor McLean, VA 22102 T +1 703.610.6100 F +1 703.610.6200 www.hoganlovells.com

February 4, 2013

Board of Trustees

Chesapeake Lodging Trust

1997 Annapolis Exchange Parkway, Suite 410

Annapolis, Maryland 21401

Ladies and Gentlemen:

We are acting as counsel to Chesapeake Lodging Trust, a Maryland real estate investment trust (the “Trust”), in connection with the public offering of up to 8,337,500 of the Trust’s common shares of beneficial interest, par value $0.01 per share (the “Shares”). The offering by the Trust is being made pursuant to a prospectus supplement dated February 1, 2013 and the accompanying base prospectus dated September 11, 2012 (such documents, collectively, the “Prospectus”) that form part of the Company’s effective registration statement on Form S-3 (File No. 333-183280) (the “Registration Statement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinion hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). We also have assumed that the Shares will not be issued in violation of the ownership limit contained in the Trust’s Articles of Amendment and Restatement of Declaration of Trust. As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland and applicable provisions of the Maryland General Corporation Law, as amended (collectively, the “Maryland REIT Law”). We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) issuance of the Shares pursuant to the terms of the Underwriting Agreement, dated February 1, 2013 (the “Underwriting Agreement”), by and among the Trust, Chesapeake Lodging, L.P., a Delaware limited partnership, and J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and RBC Capital Markets, LLC, as representatives of the several underwriters listed on Schedule 1 thereto, and (ii) receipt by the Trust of the consideration for the Shares specified in the resolutions of the Board of Trustees and the Pricing Committee of the Board of Trustees, the Shares will be validly issued, fully paid, and nonassessable.

This opinion letter has been prepared for use in connection with the filing by the Trust of a Current Report on Form 8-K relating to the offer and sale of the Shares, which Form 8-K will be incorporated by reference into the Registration Statement and Prospectus, and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to this firm under the caption “Legal matters” in the Prospectus. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN LOVELLS US LLP